Exhibit 99.2

NEWS RELEASE

Contact:
Hugo Goldman
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

Retalix Announces Closing of Strategic Financing Transaction

        Ra’anana, Israel; November 19, 2009 – Retalix® Ltd. (NasdaqGS: RTLX), a leading provider of software solutions for retailers and distributors, announced today that the private placement transaction entered into by Retalix on September 3, 2009 with the Alpha investor group was consummated today. Retalix issued to the investors 3,612,804 ordinary shares, constituting 17.7% of the outstanding share capital (prior to such issuance), and warrants to purchase up to an additional 1,250,000 ordinary shares, for gross consideration of approximately $32.9 million. Together with other shares purchased by the investors, including from Barry Shaked, one of Retalix’s founders, following the closing they hold an aggregate of 20% of the outstanding share capital, and their warrants represent an additional 4.95% of the outstanding share capital of Retalix (after giving effect to the exercise of such warrants). The Alpha investor group is comprised of Messrs. Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal.

About Retalix

        Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,300 employees in its various subsidiaries and offices worldwide. The Company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.